Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form S-1 (No. 333-206640) of SPDR® Long Dollar Gold Trust (the “Fund”), a series of World Currency Gold Trust, of our report dated November 29, 2017, with respect to the statements of financial condition and schedules of investments of World Currency Gold Trust, combined in total and for the Fund, as of September 30, 2017 and the related statements of operations, cash flows and changes in net assets, combined in total and for the Fund, for the period January 27, 2017 (commencement of operations) to September 30, 2017, which report appears in the September 30, 2017 Annual Report on Form 10-K of SPDR® Long Dollar Gold Trust and World Currency Gold Trust. We also consent to the reference to our firm under the heading “Experts” in the above noted Registration Statement.

/s/ KPMG LLP

New York, New York

November 29, 2017